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ALIGNVEST ACQUISITION CORPORATION ANNOUNCES
FILING OF ANNUAL INFORMATION FORM AND INVESTOR CONFERENCE CALL

Toronto, Ontario – July 21, 2016 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“Alignvest Acquisition” or the “Company”) has filed its annual information form on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which may be viewed by interested parties under the Company’s profile at www.sedar.com or the Company’s website at www.sedar.com.

The Company announces that it has reviewed, and continues to actively review, qualifying acquisition targets. However, it would be premature to provide further details at this time, and, while we remain confident that we will be able to complete a qualifying acquisition, there can be no assurance that this will occur. We are not able to determine at this time whether we will complete a qualifying acquisition with any of the target businesses that we have reviewed or with any other target business. While we are not limited to a particular industry or geographic region for purposes of completing our qualifying acquisition, we intend to focus our search for target businesses headquartered or have significant operations in North America. Any qualifying acquisition would be subject to the approval of an ordinary resolution of the Corporation’s shareholders.

Senior management will be hosting an investor conference call to allow holders of Class A restricted voting shares the opportunity to hear from and ask questions of management.

Conference call: Please call in at least 10 minutes prior to the call.

Date:	Tuesday, August 2, 2016 at 4:30 pm (EDT)
Dial:	Local or Overseas: +1-416-981-9070
North America: 888-221-1894

About Alignvest Acquisition

Alignvest Acquisition is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any similar business combination involving Alignvest Acquisition, also referred to as its qualifying acquisition.

About Alignvest Management Corporation

Alignvest Management Corporation (“Alignvest”), the sponsor of Alignvest Acquisition, is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com